COASTAL
EMPLOYMENT INC.
"THE NEW WAVE IN STAFFING"

July 21, 2008

Elizabeth De La Torre

RE: Offer of Employment with Coastal Employment Inc.

Dear Elizabeth

We are pleased to offer you employment at Coastal Employment Inc. We feel that your skills and background will be valuable assets to our team.

Per our discussion, the position is **Administrative Assistant** Your immediate supervisor will be Antonia Araiza . Your starting date will be **July, 21 2008**. This is a full time position. Your hourly rate effective **July 21, 2008** is **$9.75 hr** and is paid on a weekly basis. There will be a 90 day probationary period that will begin from your first day of employment. If you choose to accept this offer, please sign in the space provided and return it to us.

After your 90 day probation and upon commencement of active, full-time employment with Coastal Employment Inc., you will also be eligible for such benefits as health, vision, and dental insurance. In addition, you will be eligible for paid sick leave, paid vacations and paid holidays as set out in the current Company policy. At present, these benefits which are applicable to you are as follows, but are subject to modifications and changes as may be made from time to time by the Company's management:

Fringe Benefits:

Health: We offer a comprehensive health care package. You will be eligible for coverage 90 days after the first day of active full employment. You should enroll within 30 days of your eligibility date to avoid limitations on coverage of pre-existing conditions. The company pays 100% of the employee's premium when selecting Blue Cross HMO Savers. The employee will pay 100% of the additional premiums to cover dependent(s) and if you choose to upgrade your coverage.

Dental: We offer an exceptional dental care package. The company pays 100% of the employee's premium when selecting Blue Cross HMO Savers. The employee will pay 100% of the additional premiums to cover dependent(s) and if you choose to upgrade your coverage.

Vision: We offer an exceptional vision plan with V.S.P. The Company pays 100% of the employee's premium. The employee will pay 100% of the additional premiums to cover dependent(s)

Company Property: From time to time during your employment with Coastal, you will be assigned company property or equipment (i.e., mobile phone, shirts, gas cards, office keys, lap tops or palm pilots). You will be responsible for any lost or damage equipment assigned to you for business use. All equipment or property must be return upon termination of employment with Coastal Employment.

Car Allowance/Car Mileage: You will be paid mileage for use of your vehicle for company purpose at a rate of .44.5 cents per Mile.. It is your responsibility to ensure that your vehicle is covered with the appropriate insurance. Proof of insurance may be required upon employment.

Your employment with the Company is at-will; that is, it has no specified term and may be terminated by yourself or the Company, with or without cause, by notice to the other. This at-will status can be altered only by a written agreement executed by the Company's President and yourself.

Should you have any question or if you need any additional information, please call me at (562) 949-1500. We look forward to welcoming you as a new employee at Coastal Employment Inc.

Sincerely,

Erika Clapp
President/CEO

I accept employment with Coastal Employment Inc. according to the terms and conditions set out above.

E. [signature] ____________ 07/25/08
Employee **Date**